

Mail Stop 4631

February 4, 2011

via U.S. mail and facsimile

Howard Brecher, Acting Chief Executive Officer
Value Line, Inc.
220 East 42nd Street
New York, New York 10017-5891

> **RE:** **Value Line, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2010**
> **Filed July 16, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended July 31, 2010 and**
> **October 31, 2010**
> **File No. 0-11306**

Dear Mr. Brecher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2010

Business, page 3

E. Trademarks, page 10

1. In future filings, please revise to discuss the duration of all trademarks and service marks held by you. See Item 101(c)(1)(iv) of Regulation S-K. Please show us in your supplemental response what the revised disclosure will look like.

Legal Proceedings, page 15

2. In future filings, please provide a more detailed discussion of the factual basis underlying the SEC settlement. In particular, we note that your current discussion states only that the investigation was "regarding the execution of portfolio transactions on behalf of the Value Line Funds managed by the Company." Please enhance your disclosure to explain that the investigation involved certain brokerage commission payments charged by you. Please show us in your supplemental response what the revised disclosure will look like.

3. In future filings, please revise to provide a more detailed discussion of the portion of the settlement that requires you to disassociate from EULAV and ESI, including timing. Please show us in your supplemental response what the revised disclosure will look like.

4. In future filings, please disclose the names of the two former officers and directors of the Company who were party to the settlement with the SEC. In particular, we note that you state that one of the parties is the former CEO and indirect majority shareholder. Please clearly state that this individual is Jean Bernhard Buttner.

5. In future filings, please disclose the current and former directors that were named as parties to the shareholder suits filed on September 3, 2008 and November 9, 2009, and describe the amount of remuneration that the complaints seeks to have returned.

Item 6. Selected Financial Data, page 16

6. In future filings, please provide the disclosures or cross-references required by Instruction 2 to Item 301 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 18

7. We note that in the table on page 18, you state that the percentage change from fiscal year 2009 to fiscal year 2010 for certain earnings figures is "NMF" or "not meaningful figure." We recognize that the percentages that would be disclosed in this column would be significant, however, given that such percentages can be calculated, and that you have disclosed other percentage changes that exceed 100%, such as the percentage change in operating expenses, in future filings please disclose the actual percentage change.

8. We note that your Investment periodicals and related publications revenues have declined each fiscal year since fiscal year 2005 and at an increasing rate. Please ensure your discussion and analysis provides investors with this material trend in your largest segment's revenues. Please also provide investors with an understanding as to why this trend has continued for such a significant period of time and if you expect the rate of decline between fiscal years to continue to increase. Finally, please explain the steps, if any, that management is taking to address this negative trend.

9. In future filings, please ensure your discussion and analysis includes all periods presented. In this regard, the results of operations section of MD&A provides a discussion and analysis of fiscal years 2010 and 2009 but excludes fiscal year 2008. Please refer to Instruction 1 to Item 303(A) of Regulation S-K for guidance.

10. In our letters dated March 13, 2009 and April 13, 2009, we requested that you disclose the portion of your print publication revenues and electronic publication revenues that were generated from the retention of subscribers versus the portion of revenues generated from new subscribers for each period presented. In your letter dated April 24, 2009, you agreed to provide this information in future periodic reports. Please confirm that you will provide this additional information beginning with your third quarter of fiscal year 2011 Form 10-Q, especially in light of the continued decline in revenues generated.

11. We note that you have included the rollforward of your assets under management by fund type within the Business section of your 2010 Form 10-K. Please consider providing this table within MD&A to supplement your discussion and analysis of your revenues and earnings from investment management fees and distribution services revenues. While we understand that beginning at the end of the third quarter of fiscal year 2011, you no longer consolidate the investment management and distribution services subsidiaries, you will continue to recognize a portion of the revenues and earnings as income. As such, it would appear as though this information will continue to be useful to investors to understand this income.

12. We note that the market value change has significantly impacted the assets under management for each of your fund types. In future filings, please provide investors with a meaningful understanding of the performance of each of your fund types. In this regard, please describe the underlying types of investments and overall strategy affecting each type of fund's market value. To the extent necessary to provide investors with a sufficient understanding of the performance of your types of funds for each period presented, please also discuss the underlying assets and how the inherit risks of those assets impacted the market movements. Please refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance.

13. In future filings, please provide investors with a more comprehensive understanding of the material factors impacting your operating margins. In this regard, an explanation that the margin declined due to the decline in revenues does not appear to provide investors with a complete understanding as to why operating margins for fiscal year 2010 as compared to fiscal year 2009, since the measure is a percentage of revenues for the period and not the change in revenues.

Item 9A. Controls and Procedures, page 29

14. In future filings, please include the disclosure required by Item 308T(a)(4) of Regulation S-K.

Directors, Executive Officers, and Corporate Governance, page 31

15. In future filings, please revise the business experience during the past five years for each of your executive officers (currently disclosed on page 12), directors and nominees to clearly set forth the time period during which the executive officers, directors and nominees served in the positions listed. For example, it is unclear whether the description of business experience for Howard Brecher covers the full five years, and whether he is still the Vice President, Treasurer and General Counsel of AB&Co. Similarly, the dates of employment for Thomas Sarkany are unclear. These are just examples. See Item 401(e) of Regulation S-K. Please show us in your supplemental response what the revised disclosure will look like.

16. We note your disclosure that a shareholder's suit was filed on September 3, 2008 that relates to the SEC's investigation, and that this suit names your current and former directors. In future filings, to the extent required by Item 401(f) of Regulation S-K, please disclose which of your directors is party to this suit.

Certain Relationships and Related Transactions and Director Independence, page 34

17. We note your disclosure regarding the related party transactions with AB&Co. In future filings, please disclose that Jean Bernhard Buttner is the owner of all of the outstanding voting stock of AB&Co.

Signatures

18. In future filings, please include the signature of your controller or principal accounting officer. See General Instruction D(2) to Form 10-K.

Note 14 – Legal Proceedings, page 52

19. In future filings, please revise your disclosure regarding the SEC investigation and
    settlement to provide investors with a better understanding about the following:

    - Nature of the investigation and how it relates to your business.

    - The impact the settlement is having and/or will have on your future operating
      results and cash flows.

    - Please explain to investors the impact to your business and/or consolidated
      financial statements if the SEC determines that you and/or the former CEO and
      director are not in compliance with the settlement.

    - If correct, please clearly state that the remaining $4.4 million of the settlement
      provision is for the costs of the Fair Fund distribution.

    Please provide us with the disclosures you intend to include in future filings.

20. In future filings, please revise your disclosures for the consolidated derivative
    lawsuits stemming from the SEC investigation and settlement to disclose the amount
    or range of reasonably possible loss in excess of accrual. Please refer to ASC 450-20-
    50-1 – 450-20-50-5 (paragraph 10 of SFAS 5) for guidance. If you are unable to
    make an estimate of the amount or range of reasonably possible loss for any of these
    legal proceedings, please explain to investors why you are unable to estimate the
    amount or range of reasonably possible loss in excess of accrual. Finally, please
    ensure that you update your disclosures regarding these lawsuits. For example, we
    note your disclosure in the second quarter of fiscal year 2011 Form 10-Q that the case
    is proceeding in New York County. Please explain to investors what this means and
    what the status of the case is. Please provide us with the disclosures you intend to
    include in future filings.

Definitive Proxy Statement on Schedule 14A Filed August 6, 2010

Corporate Governance, page 3

21. We note your disclosure that you combine the roles of Chief Executive Officer and
    Chairman, and that you have "determined that combining these positions serves the
    best interests of the Company and its shareholders." In future filings, please explain
    why you believe this leadership structure is appropriate given the specific
    characteristics or circumstances of your company. See Item 407(h) of Regulation S-
    K. Please show us in your supplemental response what the revised disclosure will
    look like.

22. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Nominee, Age as of June 30, 2010 and Principal Occupation, page 6

23. In future filings, please discuss the specific experience, qualifications, attributes or skills of all directors and nominees on a director-by-director basis. See Item 401(e) of Regulation S-K. Please show us in your supplemental response what the revised disclosure will look like.

Compensation Discussion and Analysis, page 11

24. We note that the company engaged Steven Hall & Partners to determine or recommend the amount of compensation for your chief executive officer. In future filings, please revise your disclosure to state whether the consultant was engaged directly by the compensation committee or any other person, describe the nature and scope of its assignment, and describe the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement. Further, to the extent required by Item 407(e)(3)(iii) of Regulation S-K, disclose the aggregate fees paid to the consultant during the last completed fiscal year. Using information for your most recently completed fiscal year, please show us in your supplemental response what your revised disclosure will look like.

25. In future filings, please revise your compensation discussion and analysis to explain all material elements of the compensation of your named executive officers. In particular, please address the items listed in Item 402(b) of Regulation S-K, including, but not limited to, the objectives of your compensation program and how you determined the amount to pay for each element of your compensation program. In particular, we note the following:

- Your disclosure suggests that you and your compensation consultant review a peer group of comparable companies, but only for the purpose of setting the compensation of your acting chief executive officer, Howard Brecher. Please clarify whether the peer group is used to set any other named executive officer's compensation. Further, please disclose specifically how the peer group comparison was used to set Mr. Brecher's compensation, including any specific benchmark used to determine his compensation.

- Please disclose how you determine the base salaries for the named executive officers aside from Mr. Brecher, including how you used the compensation policies of similar companies to set such salaries.

- Please disclose how you determine the bonus payments that are awarded to your named executive officers. We note your statement that you "take into account a full range of the criteria important to the Company's long-term strategies, rather than relying on inflexible numerical performance targets." Please explain specifically how the performance of the company and its departments, and the attainment of individual goals, led to the specific bonus payment for each named executive officer, including what specific performance metrics and goals were evaluated in determining the bonus payment.

  Using information for your most recently completed fiscal year, please show us in your supplemental response what your revised disclosure will look like.

26. We note that Mr. Brecher was awarded bonus compensation of $500,000, but that he elected instead to receive last year's $416,000 bonus. However, we note your disclosure that this "increase in bonus compensation could be awarded at a later date." With a view toward future disclosure, please advise as to how this additional compensation will be awarded to Mr. Brecher, including whether it is payable at the election of Mr. Brecher, or otherwise.

27. In future filings, please disclose the compensation paid to your directors. See Item 402(k) of Regulation S-K. Using information for your most recently completed fiscal year, please show us in your supplemental response what your revised disclosure will look like.

Form 10-Q for the Fiscal Quarter Ended October 31, 2010

Note 9 – Legal Proceedings & Restructuring, page 15

28. For the transaction involving EULAV and ESI, please provide investors with the following in future filings:

- A more comprehensive understanding of the restructuring transaction involving EULAV and ESI in plain English.

- An explanation as to how you determined that the restructuring transaction results in your compliance with the SEC settlement requirements. Please ensure your explanation does not allude to the SEC providing any comfort as to whether the restructuring transaction complies with the SEC settlement.

- A statement as to whether Value Line, Inc. has any involvement in the day-to-day operations of EAM and/or the entities included in the trust.

- A description of the five individuals who have been granted the remaining residual profits interests. If any of the five individuals were employees or directors of Value Line, Inc. prior to the transaction, please disclose this fact.

- An explanation of the terms of the trust, including the life of the trust.

- An explanation as to how the Trust determines the portion of revenues from EAM's mutual fund and separate account business, as we note there is a range associated with revenues.

Please provide us with the disclosures you intend to include in future filings.

29. Please tell us if the restructuring transaction includes any provisions in which Value Line, Inc. would have the opportunity and/or is required to re-acquire the voting interests in EAM.

Note 10 – Pro Forma Combined Financial Data, page 16

30. We note that you intend to deconsolidate EULAV and ESI as a result of the restructuring transaction. We further note that you intend to reflect your remaining financial interest in EAM as "Investment in Trust" for $56.1 million on your consolidated balance sheet. Please provide us with a detailed understanding as to how you determined it was appropriate to recognize this asset and how you intend to account for this asset subsequent to the initial recognition. As part of your comprehensive explanation, please ensure you include the specific references to the FASB Codification that supports your accounting. Please also provide us with a detailed description of how your "interests" in EAM will be evidenced. If these interests are evidenced by a profit sharing agreement, please describe the agreement in detail.

31. In future filings, please ensure you provide investors with a detailed understanding as to your initial recognition and subsequent recognition of the Investment in Trust asset. Please ensure you provide investors with a detailed understanding as to all of the material assumptions and estimates used to estimate the fair value of this asset. Please also provide investors with an understanding as to how you will evaluate this asset in subsequent periods for impairment. Please provide us with the disclosures you intend to include in future filings.

32. We note that the shareholders of EAM also hold the remaining portion of the residual profits interests in EAM. To the extent that any of these shareholders were employees and/or directors of Value Line, Inc. prior to the restructuring transaction (e.g., Mitchell Appel, former Value Line, Inc. CFO), please provide us with a detailed explanation as to how you determined this interest should not be reflected as

compensation in your consolidated financial statements. In this regard, we note that the shareholders of EAM paid no consideration for these interests in EAM. Please ensure you include specific references to the FASB Codification that support your position.

33. We note that you intend to reflect the portion of EAM's revenues and residual profits you are entitled to receive as revenue rather than as income below the line item, income from operations, similar to the line item, income from securities transactions, (net). Please provide us with a detailed explanation as to how you determined this classification on the consolidated statements of income/(loss) is appropriate, including the specific references to the FASB Codification that supports your presentation. In this regard, please explain to us whether you are providing EAM and/or entities included in the trust any services in exchange for the "revenues" earned. To the extent that you are providing EAM and/or the underlying entities with services in exchange for the revenues, please tell us the amounts that were excluded from elimination in the pro forma financial statements.

34. Please provide investors with disclosures regarding the accounting for your right to receive a range of 41% to 55% of EAM's revenues, excluding distribution revenues, and 50% of the residual profits of EAM. In this regard, please explain the extent to which you anticipate to receive payment from EAM. Please also provide investors with an understanding as to how you will assess EAM's ability to make the payments. In this regard, we note that as of October 31, 2010, EAM would have $6.8M in current assets, and you would have had the right to payment for $3.4 million for the six-months ended October 31, 2010, with EAM recognizing $512,000 in earnings for this period.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

35. We note that the assets for your separately managed accounts declined by $29 million since October 31, 2009. Based on your disclosures on page 21 of your fiscal year 2010 Form 10-K, it appears as though this decline occurred during fiscal year 2011. Please provide investors with an understanding as to how this decline is expected to impact your revenues on an annual basis.

Exhibits 31.1 and 31.2

36. We note that you have replaced the word "report" with "quarterly report" in paragraphs 2 and 3 of the certifications. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at (202) 551-3442, or in her absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748, with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief